

August 30, 2011

<u>Via Email</u>
Mr. David Pomerantz
Chief Financial Officer
Gulf United Energy, Inc.
P.O Box 22165
Houston, Texas 77227-2165

>   **Re: Gulf United Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2010**
>   **Filed December 7, 2010**
>   **Amendment 2 to Form 10-Q for the Quarter Ended November 30, 2010**
>   **Filed January 25, 2011**
>   **Form 10-Q for the Quarter Ended May 31, 2011**
>   **Filed July 15, 2011**
>   **File No. 000-52322**

Dear Mr. Pomerantz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2010

Item 8. Financial Statements, page 34

-Consolidated Statement of Operations, page 36

1.   Please revise your future filings to present a functional statement of operations as opposed to presenting an income statement based on expense classification.

Notes to the Consolidated Financial Statements, page 40

2.   We note on pages 45 – 47 and throughout the filing that you issued common stock for services, consideration for certain interests in your oil and gas properties and rights during each reporting period presented. Please revise your future filings to disclose how you are accounting for and determined the fair value of the common stock granted in these types of situations. Cite the accounting literature relied upon and how you applied it to your situation. Please provide us with a sample of your proposed disclosure.

Note 3. Investments, page 45

3.   We note your disclosures on page 46 that you entered into a farmout agreement with SK Energy Co., Ltd. to acquire a right to earn an undivided 12.5% participation interest in the CPO-4 block located in Llanos Basin of Colombia.   Please provide to us the terms of this farmout agreement including the consideration that you gave for the right. Within your discussion, please explain to us how you determined your fiscal 2010 costs incurred related to this property as well as your fiscal 2011 commitment that was presented within the tabular presentation related to your investments in oil and gas properties.

4.   Further to the above, please explain to us how you determined your fiscal 2011 commitment related to all of your other investments in oil and gas properties. Within your discussion, please explain to us if these financial amounts were stipulated by the agreements that you entered into for these properties. Please also discuss if you have any financial commitments beyond 2011 for these investments.

5.   Finally, you state that you do not have any cash or other resources to fund any of the costs for your investments and that you do not believe that impairment exists related to these properties as of August 31, 2010. Considering that you do not have any cash or other resources to fund these investments, please explain how you determined that your investment in these properties were not impaired as of August 31, 2010.

Note 5. Income Taxes, page 48

6.   Please revise your future filings to include all of the disclosures required by 740-10-50 of the FASB Accounting Standards Codification.

Note 9. Related Party Transactions, page 51

7.   We note your disclosures related to your related party transactions. Please revise your future filings to disclose the nature of the relationships involved. For instance, please explain why James Askew, John Connally III, Ernest Miller and Rodeo Resources, L.P.

are related parties to the company. Refer to the guidance in 850-10-50 of the FASB Accounting Standards Codification.

Item 9A. Controls and Procedures, page 54

8.   We note your disclosures related to management's report on internal control over financial reporting as of August 31, 2010, including your disclosure that you have identified a material weakness in your internal control over financial reporting. However, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of August 31, 2010. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting as of August 31, 2010. Refer to Item 308(a)(3) of Regulation S-K. In addition, please refer to the guidance in SEC Release 33-8238, which states that management is precluded from concluding that a company's internal control over financial reporting is effective if it identifies one or more material weaknesses in its internal control over financial reporting.

Exhibits 31.1 and 31.2

9.   We note here and within your November 30, 2010, February 28, 2011 and May 31, 2011 Forms 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you replaced the word "report" with "annual report." We also note that you inappropriately included the title of the certifying individual in the first sentence of the certifications. Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Amendment 2 to Form 10-Q for the Quarter Ended November 30, 2010

10.   We note from the explanatory note page of this filing that you discovered a calculation error which caused common shares issued in connection with short-term debt to shareholders to be overvalued and that you decreased the value of your common stock by $288,906, a corresponding increase in short-term notes payable to shareholders, and a corresponding decrease in additional paid in capital in the same amount. Please explain to us why you did not label the restated financial statements as restated and include the disclosures outlined by 250-10-50-7 through 10 of the FASB Accounting Standards Codification.

11.   Further to the above, please tell us why you did not file an Item 4.02 Form 8-K for the restatement of your financial statements. Refer to the guidance in Question 1 of the FAQ on Current Report on Form 8-K dated November 23, 2004 found on our website at http://www.sec.gov/divisions/corpfin/form8kfaq.htm.

Item 4. Controls and Procedures, page 25

12.   We note here and within your February 28, 2011 Form 10-Q that you concluded that your
        disclosure controls and procedures were effective as of November 30, 2010 and February
        28, 2011.   You further disclose that the material weaknesses related to the segregation of
        duties identified within your August 31, 2010 Form 10-K are the "result of the scale of
        [your] operations, and are intrinsic to [your] small size and are of a nature that companies
        of our size would normally encounter." You further state that you "intend to seek
        qualified individuals to add to [your] staff to improve [your] segregation of duties…"
        Considering you identified a material weakness related to the segregation of duties within
        your evaluation of the effectiveness of your internal controls over financial reporting as
        of August 31, 2010, please explain to us in more detail how management considered
        these material weaknesses in concluding that your disclosure controls and procedures
        were effective as of November 30, 2010 and February 28, 2011.   Within your discussion,
        please explain how you remediated the material weakness related to the segregation of
        duties as of November 30, 2010 and February 28, 2011.

13.   Further to the above, we note that you amended your filing to correct errors related to
        your financial statements. Please explain to us how you considered this restatement in
        the evaluation of the effectiveness of your disclosure controls and procedures as of
        November 30, 2010, February 28, 2011 and May 31, 2011.

Form 10-Q for the Quarterly Period Ended May 31, 2011

-Consolidated Statement of Operations, page 6

14.   Please revise your presentation of earnings per share on the face of your consolidated
        statements of operations in future filings to round to the nearest cent, in order not to
        imply a greater degree of precision than exists.

Note 3. Investments, page 14

15.   We note here and on page 6 that you classified a $350,000 gain on the sale of your
        investment related to the sale of your joint venture with Cia. Mexicana De Gas Natural,
        S.A. de C.V.as discontinued operations for the six months ended May 31, 2011. Please
        explain to us how you meet the criteria outlined in 205-20-45-1 of the FASB Accounting
        Standards Codification to classify the gain related to the sale of this joint venture as
        discontinued operations.

16.   We note that you do not have any future plans to drill additional wells or to rework
        existing wells in the short-term on Block XXIV and that you have no current plans to
        develop Peru TEA. We further note from page 19 that you do not have any future
        financial obligations or commitments related to these properties per your contractual

obligation table. Considering these factors, please explain how you determined that your investment in these properties were not impaired as of May 31, 2011.

Note 4. Common Stock, page 16

17.   We note that you issued warrants to purchase common stock during the nine months ended May 31, 2011 and that you valued these warrants utilizing the Black-Scholes valuation model. Please revise your future filings to include the significant assumptions such as the anticipated volatility, risk free rate, the common stock fair value, etc. utilized in the Black-Scholes valuation model.

Note 8. Commitments and Contractual Obligations, page 19

18.   Please reconcile the debt obligations amounts presented within your contractual obligation table as of May 31, 2011 to the amounts disclosed on page 18 related to your debt obligations.

19.   Similarly, please reconcile the amounts you presented for your participation and farmout agreements within your contractual obligations table to the discussion of these agreements and related obligations included after the contractual obligation table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin Vaughn
Accounting Branch Chief